News release via Canada Newswire, Calgary 403-269-7605

Attention Business Editors: Hawker Resources provides operational update and revised 2004 guidance

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     CALGARY, AB, July 26 /CNW/ — Hawker Resources Inc. (“Hawker”) today announced an operational update regarding its second quarter activities and revised guidance for capital spending and production through the 2004 fiscal year.

     Hawker was active during the second quarter of 2004, drilling 12 wells (10 net), resulting in 9 gas wells and 2 oil wells. Hawker also purchased 10,300 net acres of land related to its major properties and acquired 50 km of seismic on land owned by the company. This level of activity was lower than planned, due to less activity at our non-operated Lavoy property in East Central Alberta. Since January 1 of this year, a total of 9 wells have been drilled at Lavoy, 8 have been completed, and 3 have been tied into facilities for production at the end of the second quarter. Our original guidance projected that 50 wells would be drilled in 2004, with production offsetting declines and providing production growth.

     Lavoy represents approximately 45% of Hawker’s production base, and the Company’s earlier estimates of production, cash flow, and capital investment are significantly affected by activity levels on this property and on its performance. The property is characterized by multiple stacked producing horizons, relatively low operating costs and significant geological potential. Recent drilling at a limited number of locations has resulted in wells of increasing deliverability. Hawker has in excess of 130,000 net undeveloped acres in Lavoy and the immediate surrounding area.

     In order to address the activity level at Lavoy, Hawker has concluded an investigation into the possibility of purchasing the remaining working interest in the field and assuming operatorship. As a result, for the past several weeks, Hawker has been in negotiations with its partners at Lavoy, which culminated in Hawker offering to purchase the interests in Lavoy owned by its partners. That offer has now been declined. During the discussions with the operator, it indicated that it was extremely encouraged by the drilling results in the first half of the year and that it would accelerate the level of activity for the balance of the year. Regardless of whether this accelerated rate of drilling were to occur, Hawker’s 2004 results will be impacted by the delays experienced to date.

     Hawker is also providing an update on its other major property, North Boundary Lake. The company acquired the property on December 30, 2003 and completed a successful winter drilling program that identified several productive reservoirs which had not previously been exploited in the area. These new reservoirs are also characterized by the presence of both natural gas and natural gas liquids. While the wells are producing as expected, liquids loading is now evident in a number of well bores. New methods of reconfiguring the well bores and well site equipment to enhance production have been identified. A program of reconfiguring equipment and facilities in connection with this initiative is being undertaken during the second half of 2004 and is expected to result in increased production.

     The North Boundary reservoirs continue to demonstrate favorable initial rates of production from successful wells, followed by rapid initial decline rates until a more stable production rate is reached. Winter only drilling access in conjunction with this production profile results in a relatively flat production profile from this property after the first quarter drilling.

     “Clearly, we were hopeful of a higher level of near-term activity at Lavoy and continue to provide our ongoing support for that activity with the operator,” commented President and Chief Executive Officer David Tuer. “We are

convinced, however, that Hawker’s assets will provide the growth and performance that our shareholders expect, albeit at a slower pace this year. Our strategy from the outset has been to meld Lavoy into a larger suite of properties, thereby reducing its relative importance, and we will continue with that strategy.’’

     Hawker expects to continue to develop its prospect inventory for future drilling and made the recent decision to issue flow-through shares in order to ensure that its exploration activities continue at a significant pace and to augment the prospect inventory for future drilling.

     Hawker’s revised guidance is based on the minimum of a range of possible levels of capital spending and drilling in Lavoy. This minimum expected level of activity involves the drilling of 20 wells at Lavoy and longer cycle times to tie wells into facilities for production. The Boundary Lake production is being revised to reflect the operational adjustment required by the new reservoirs discovered and revised capital spending plans. In the Company’s revised forecast, most actual and forecast production growth has and will come from North Boundary Lake, together with later planned activities at Cold Lake and Granlea.

     The Company expects production for the 2004 year to average 5,700 boe per day, down from the previous estimate of 7,000 boe per day issued in March, 2004. Capital expenditures for the year are expected to total $55 million, inclusive of the acquisition of Zorin Exploration Ltd. This is down from the estimate of $67 million provided in March. Further production details follow.

Revised Production Guidance (July 27, 2004)	BOE/D
As at Dec 31, 2003	5,366
New Production Drilling (Initial Rate)	2,326
New Production Acquired (At Date of Purchase)	329
Declines	less than 2,181 greater than
Dispositions	less than 140 greater than
Average Production	5,700
Year on Year Growth	12%

     We are targeting to increase reserves per share on a value accretive basis in 2004. This, combined with our forecast of $8.65 of total cash costs (production expense, G&A and interest charges), will help to ensure that 2004 will be a year of value creation, with substantial potential remaining for future years.

     These revised estimates are based on our view of the levels of activity at Lavoy provided by the operator. These activity levels could be significantly higher, however, given the difficulty of accurately predicting activity on this property, future guidance will be near term in nature to allow for greater certainty.

     Hawker is an Alberta-based corporation engaged in the business of exploring for and developing oil and natural gas reserves in western Canada and acquiring natural resource properties. Hawker’s common shares are listed on the Toronto Stock Exchange under the symbol “HKR”.

     ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding the company, including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated. The company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contemplated by the forward-looking statements.

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     /For further information: PLEASE CONTACT: Hawker Resources Inc., Mr. David A. Tuer, President & CEO, Tel.: (403) 290-4074;
Mr . Barry R. Herring, Senior Vice President & CFO, Tel.: (403) 290-4856/
     (HKR.)

CO: Hawker Resources Inc.

CNW 09:27e 26-JUL-04